FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 27 February 2015
Exhibit No. 2	Director/PDMR Shareholding dated 09 March 2015
Exhibit No. 3	Disposal of Private Banking Wealth Businesses dated 27 March 2015

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 27 February 2015:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			27-February-2015
Ordinary shares of £1	6,367,755,116	4	25,471,020,464
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	6,368,655,116		25,474,620,464

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

The Royal Bank of Scotland Group plc (the "Company")
9 March 2015

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") IN ACCORDANCE WITH DTR 3.1.2R AND DTR 3.1.4R

The Company announces that on 9 March 2015 it was notified that Alison Rose, a PDMR, had sold 84,675 ordinary shares of £1 each in the Company on that date, at a price of £3.72 per share.

For further information contact:-
RBS Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Exhibit No. 3

27 March 2015

Disposal of Royal Bank of Scotland's internationally managed Private Banking and Wealth Management business.

The Royal Bank of Scotland Group plc ("RBS") today announced it has reached an agreement to sell its internationally managed Private Banking and Wealth Management business to Union Bancaire Privée UBP SA ("UBP"). The sale comprises client relationships outside the British Isles and associated staff. RBS will continue to service UK Private Banking and Wealth Management client needs, together with those of international clients with a strong connection to the UK, from the British Isles through its Coutts and Adam & Company brands. The transaction is subject to regulatory approvals.

The sale includes relationships managed from Switzerland, Monaco, UAE, Qatar, Singapore and Hong Kong. As at 31 December 2014 assets under management were approximately CHF32bn and total risk weighted assets were CHF2bn. The price paid will be determined in part by assets under management on closing. RBS anticipates receiving a premium. The resulting capital benefit to RBS is expected to be modest after writing off goodwill related to the business and taking into account anticipated exit and restructuring costs. In the Q1 2015 results, the business to be sold will be treated as a disposal group, resulting in an expected charge in the order of £200 million, primarily relating to the goodwill write off. Initial closing of the transaction is envisaged in Q4 2015, when a majority of the business is expected to transfer, with the remainder during the first part of 2016.

Alison Rose, CEO, Commercial & Private Banking at RBS commented;
"Last year we set out a clear strategy to create a truly UK-focused bank. This announcement is another important step in that process. Following an extensive review, it was clear that the bank we are building would not be the most appropriate owner of the business being sold.

"We gave careful consideration to identifying a buyer with the capability to take on this business in order to minimise the impact on clients and staff. We believe that in UBP we have found a good long term owner for this business.

"There will be no interruption of service for clients of Coutts or Adam & Company and we remain committed to improving all aspects of our market leading businesses.

"Our Private Banking brands are integral to RBS, supporting our ambition to make this the number one bank for customer service, trust and advocacy in the UK."

The transaction, supported by Goldman Sachs, is subject to regulatory approvals.

For further information, please contact:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758
RBS Media Relations
James Abbott
+44 (0) 131 523 4205

Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary